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                            May 18, 2022

       Wiktor Moroz
       Chief Executive Officer
       Rapid Line Inc.
       Gieldowa 4A
       Warsaw 01-211, Poland

                                                        Re: Rapid Line Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-263739

       Dear Mr. Moroz:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 1 and we reissue the comment. Please revise the prospectus cover page
to clarify that there is no trading market for your common stock.
                                                        Refer to Item 501(b)(4)
of Regulation S-K. In this regard, you appear to have confused the registration
statement cover page with the prospectus cover page. The prospectus cover page is the page
that comes before your Table of Contents on page i.
 Wiktor Moroz
FirstName
Rapid LineLastNameWiktor  Moroz
           Inc.
Comapany
May        NameRapid Line Inc.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
       You may contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services